UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

July 25, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	59-1517485
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 25, 2012, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the third quarter ended June 30, 2012. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On July 25, 2012, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated July 25, 2012, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: July 25, 2012   By: /s/ Jeffrey P. Julien
                                            Jeffrey P. Julien
                                            Executive Vice President - Finance,
                                            Chief Financial Officer and Treasurer

EXHIBIT 99.1



July 25, 2012
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS SOLID THIRD QUARTER RESULTS

ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported net income of $76,350,000 or $0.55 per diluted share for the third quarter of fiscal 2012, compared with net income of $ 46,786,000 or $0.37 per diluted share for the third quarter of fiscal 2011. Excluding the $ 21 million pretax charge for acquisition related expenses, net income would have been $ 89,172,000[1] or $0.64[1] per diluted share for the third quarter of fiscal 2012, compared with net income, excluding a charge for the repurchase of auction rate securities, of $74,884,000[1] or $.59[1] per diluted share for the third quarter of fiscal 2011. This represents an 8 percent increase over the prior year quarter's diluted earnings per share and is flat with this year's second quarter on a non-GAAP basis.

As the June quarter is the first reporting period that includes the Morgan Keegan (MK) results, comparisons to prior periods are distorted for many key financial and operating metrics. Furthermore, the combination of both firms' Equity and Fixed Income Capital Markets businesses immediately following the April 2, 2012 closing precludes the determination of legacy MK results in those areas. Accordingly, much of our discussion will focus on actual results as contrasted to our expectations following the acquisition. In most respects, the June quarter establishes a baseline for future comparisons.

"Overall, I am pleased with our quarterly results given the Morgan Keegan integration efforts and the difficult market environment," said Paul Reilly, CEO. With respect to Morgan Keegan, the systems and people integration have gone according to plan which is a testament to the combined management team and cultural similarities. Putting clients first has been our mutual guiding principle while making integration decisions."

Net revenues of $1.09 billion were $214 million higher than the preceding quarter, slightly better than the anticipated quarterly revenue increment associated with the MK acquisition. Exclusive of acquisition related expenses and adjustments, the non-GAAP net income increased by 9 percent from the preceding quarter to $89 million.

"We have followed our strategy of focusing on retention of producers by maintaining high levels of support and client service," Reilly said. "After the full integration, we will focus on realizing the cost synergies while realizing a higher revenue retention rate than in most industry combinations."

Within the Private Client Group, legacy Raymond James operations improved modestly from the preceding quarter. The majority of the revenue and earnings increases were attributable to the addition of over 900 MK financial advisors. PCG results for the quarter were aided by higher fee-based assets, but were negatively impacted by the poor equity markets during much of the quarter. At quarter end, total PCG client assets of $356 billion were down approximately 1.5 percent for the quarter, reflecting the 3.3 percent decline in the S&P 500. Additionally, recruiting appears to be positively impacted by the combination as the number of experienced financial advisor prospects visiting our headquarters has increased.

Capital Markets continues to be the most challenging segment of our business. The Equity Capital Markets environment has been poor for the past year and has produced weak results for the entire industry. The fixed income markets were also challenging for much of the quarter, although we added considerable scale with the addition of the significant MK operations. We expect margins to improve in this area as we continue to integrate the departments and begin to eliminate redundant systems and costs over time.

Asset Management results were in line with expectations given the movement in the equity markets and the resultant impact on assets under management (AUM). The increase in AUM during the quarter is due to the addition of $2.8 billion of these assets from MK and continued net inflows at Raymond James.

Raymond James Bank had another record earnings quarter. Results benefited from a full quarter of earnings from the Canadian loan portfolio acquired on February 28, 2012, as well as organic loan growth throughout the year. The loan loss provision charge increased due to the June quarter's loan growth of nearly $400 million and a $4 million charge related to net downgrades arising from the shared national credit exam results received in June. This segment continues to perform well, generating consistently good net interest spreads and controlling credit losses.

"We expect to realize further synergies and efficiencies as we integrate Morgan Keegan," stated Reilly. "Our industry faces many macro-economic challenges including the European economic crisis, our federal budget deficit, the uncertainty associated with the upcoming elections, artificially low interest rates and a growing regulatory burden. However, we believe our long term focus and conservative balance sheet will allow us to outperform our peers during these times on a relative basis while positioning us to prosper during the eventual economic recovery."

The company will conduct its quarterly conference call Thursday, July 26, at 8:15 a.m. ET. For a listen-only connection, visit raymondjames.com/analyst call for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

(1) Refer to the discussion and reconciliation of the GAAP results to the non-GAAP measures that follows the consolidated statement of income.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its four principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, Morgan Keegan & Co., Inc. (branded as Raymond James | Morgan Keegan) and Raymond James Ltd., has over 6,000 financial advisors serving 2 million accounts in over 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $375 billion, of which approximately $40 billion are managed by the firm's asset management subsidiaries.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements, due to a number of factors, which include, but are not limited to, difficulty integrating Raymond James' and Morgan Keegan's businesses or realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, diversion of management time on integration issues, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2011 and March 31, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, please contact Steve Hollister at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Unaudited Report
(in thousands, except per share amounts)

	Three Months Ended				
	June 30, 2012	June 30, 2011	% Change	March 31, 2012	% Change
Total revenues	$ 1,115,762	$ 868,212	29 %	$ 889,853	25 %
Net revenues	$ 1,086,208	$ 850,387	28 %	$ 871,937	25 %
Pre-tax income	$ 124,870	$ 78,667	59 %	$ 111,497	12 %
Net income	$ 76,350	$ 46,786	63 %	$ 68,869	11 %
Income for basic earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 74,995	$ 45,394	65 %	$ 67,438	11 %
Income for diluted earnings per common share:					
Net income attributable to RJF, Inc. common shareholders	$ 75,005	$ 45,399	65 %	$ 67,448	11 %
Earnings per common share:					
Basic	$ 0.55	$ 0.37	49 %	$ 0.52	6 %
Diluted	$ 0.55	$ 0.37	49 %	$ 0.52	6 %
Non-GAAP results [1]:					
Non-GAAP pre-tax income	$ 145,825	$ 123,667	18 %	$ 132,839	10 %
Non-GAAP net income	$ 89,172	$ 74,884	19 %	$ 81,941	9 %
Non-GAAP earnings per common share:					
Non-GAAP basic	$ 0.65	$ 0.59	10 %	$ 0.65	—
Non-GAAP diluted	$ 0.64	$ 0.59	8 %	$ 0.64	—

	Nine Months Ended		
	June 30, 2012	June 30, 2011	% Change
Total revenues	$ 2,804,432	$ 2,565,289	9 %
Net revenues	2,740,922	2,516,273	9 %
Pre-tax income	347,218	335,418	4 %
Net income	212,544	209,426	1 %
Income for basic earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$ 207,999	$ 202,615	3 %
Income for diluted earnings per common share:			
Net income attributable to RJF, Inc. common shareholders	$ 208,023	$ 202,635	3 %
Earnings per common share:			
Basic	$ 1.61	$ 1.66	(3)%
Diluted	$ 1.60	$ 1.65	(3)%
Non-GAAP results [1]:			
Non-GAAP pre-tax income	$ 389,515	$ 380,418	2 %
Non-GAAP net income	$ 238,438	$ 237,524	—
Non-GAAP earnings per common share[1]:			
Non-GAAP basic	$ 1.83	$ 1.88	(3)%
Non-GAAP diluted	$ 1.82	$ 1.87	(3)%

(1) Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the consolidated statement of income.

Raymond James Financial, Inc.

	Balance Sheet Data	
	June 30, 2012	September 30, 2011
Total assets	$ 21 bil.	$ 18 bil.
Shareholders' equity	$ 3,158 mil.	$ 2,588 mil.
Book value per share	$ 23.29	$ 20.99

	Management Data Quarter Ended			
	June 30, 2012	June 30, 2011	March 31, 2012	December 31, 2011
PCG financial advisors and investment advisor representatives:				
United States	5,489	4,492	4,532	4,495
Canada	471	445	458	454
United Kingdom	64	60	64	61
Investment advisor representatives[1]	343	331	344	346
Total	6,367	5,328	5,398	5,356
Financial assets under management	$ 41 bil.	$ 37 bil.	$ 39 bil.	$ 35 bil.
Client assets under administration [2]	$ 376 bil.	$ 278 bil.	$ 292 bil.	$ 270 bil.
Client margin balances	$ 1,902 mil.	$ 1,551 mil.	$ 1,494 mil.	$ 1,521 mil.

(1) Investment advisor representatives with custody only relationships located in the United States and the United Kingdom.

(2) Includes institutional assets of approximately $20 billion at June 30, 2012, and approximately $2.5 billion in all other periods presented.

Raymond James Financial, Inc.

	Three Months Ended				
	June 30, 2012	June 30, 2011	% Change	March 31, 2012	% Change
	(in thousands)				
Revenues:					
Private Client Group	$ 684,684	$ 557,017	23 %	$ 567,766	21 %
Capital Markets	257,291	162,695	58 %	165,126	56 %
Asset Management	60,611	58,458	4 %	58,217	4 %
RJ Bank	90,289	67,836	33 %	83,136	9 %
Emerging Markets	5,074	14,449	(65)%	8,527	(40)%
Securities Lending	2,324	1,502	55 %	2,733	(15)%
Proprietary Capital	27,736	13,716	102 %	13,390	107 %
Other	2,151	1,286	67 %	3,270	(34)%
Intersegment eliminations	(14,398)	(8,747)	(65)%	(12,312)	(17)%
Total revenues	$ 1,115,762	$ 868,212	29 %	$ 889,853	25 %
Pre-tax income:					
Private Client Group	$ 64,332	$ 53,317	21 %	$ 46,249	39 %
Capital Markets	27,776	14,191	96 %	22,012	26 %
Asset Management	17,030	17,593	(3)%	16,621	2 %
RJ Bank	59,801	42,093	42 %	57,313	4 %
Emerging Markets	(2,162)	2,710	(180)%	(999)	(116)%
Securities Lending	1,148	323	255 %	1,430	(20)%
Proprietary Capital	5,345	6,616	(19)%	3,741	43 %
Other	(48,400) [1]	(58,176) [2]	17 %	(34,870) [1]	(39)%
Pre-tax income	$ 124,870	$ 78,667	59 %	$ 111,497	12 %

	Nine Months Ended		
	June 30, 2012	June 30, 2011	% Change
	(in thousands)		
Revenues:			
Private Client Group	$ 1,781,068	$ 1,633,080	9 %
Capital Markets	558,582	513,130	9 %
Asset Management	175,623	169,386	4 %
RJ Bank	250,841	214,376	17 %
Emerging Markets	18,253	35,000	(48)%
Securities Lending	7,499	4,731	59 %
Proprietary Capital	41,599	14,111	195 %
Other	8,082	8,263	(2)%
Intersegment Eliminations	(37,115)	(26,788)	(39)%
Total revenues	$ 2,804,432	$ 2,565,289	9 %
Pre-Tax Income:			
Private Client Group	$ 159,989	$ 155,047	3 %
Capital Markets	59,789	72,526	(18)%
Asset Management	49,464	48,414	2 %
RJ Bank	170,117	130,813	30 %
Emerging Markets	(5,710)	4,223	(235)%
Securities Lending	3,784	1,177	221 %
Proprietary Capital	9,021	2,442	269 %
Other	(99,236) [1]	(79,224) [2]	(25)%
Pre-tax income	$ 347,218	$ 335,418	4 %

(1) The Other segment for the three month periods ended June 30, 2012 and March 31, 2012, include acquisition and integration expenses with respect to the Morgan Keegan acquisition in the amount of $21 million and $19.6 million, respectively. The expenses included in the nine month period ended June 30, 2012 are $40.6 million.

(2) The Other segment for the prior year three and nine month periods ended June 30, 2011 includes a $45 million pre-tax loss provision for settlement of the auction rate securities matter.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Three Months Ended				
	June 30, 2012	June 30, 2011	% Change	March 31, 2012	% Change
Revenues:					
Securities commissions and fees	$ 733,180	$ 551,337	33 %	$ 558,527	31 %
Investment banking	72,266	64,518	12 %	57,954	25 %
Investment advisory fees	57,887	55,016	5 %	54,269	7 %
Interest	121,186	95,832	26 %	108,852	11 %
Account and service fees	82,082	71,739 [1]	14 %	75,855	8 %
Net trading profits	14,544	7,529	93 %	12,979	12 %
Other	34,617	22,241 [1]	56 %	21,417	62 %
Total revenues	1,115,762	868,212	29 %	889,853	25 %
Interest expense	29,554	17,825	66 %	17,916	65 %
Net revenues	1,086,208	850,387	28 %	871,937	25 %
Non-interest expenses:					
Compensation, commissions and benefits	736,050	575,726	28 %	596,891	23 %
Communications and information processing	55,282	36,156	53 %	43,741	26 %
Occupancy and equipment costs	41,087	27,140	51 %	27,231	51 %
Clearance and floor brokerage	11,025	10,277	7 %	9,070	22 %
Business development	33,098	24,800	33 %	27,382	21 %
Investment sub-advisory fees	7,765	7,703	1 %	7,143	9 %
Bank loan loss provision	9,315	8,363	11 %	5,154	81 %
Acquisition related expenses	20,955 [2]	—	NM	19,604 [2]	7 %
Loss provision for auction rate securities	—	45,000	NM	—	NM
Other	33,640	34,143	(1)%	27,819	21 %
Total non-interest expenses	948,217	769,308	23 %	764,035	24 %
Income including noncontrolling interests and before provision for income taxes	137,991	81,079	70 %	107,902	28 %
Provision for income taxes	48,520	31,881	52 %	42,628	14 %
Net income including noncontrolling interests	89,471	49,198	82 %	65,274	37 %
Net income (loss) attributable to noncontrolling interests	13,121	2,412	444 %	(3,595)	465 %
Net income attributable to Raymond James Financial, Inc.	$ 76,350	$ 46,786	63 %	$ 68,869	11 %
Net income per common share – basic	$ 0.55	$ 0.37	49 %	$ 0.52	6 %
Net income per common share – diluted	$ 0.55	$ 0.37	49 %	$ 0.52	6 %
Weighted-average common shares outstanding – basic	135,256	123,238		129,353	
Weighted-average common and common equivalent shares outstanding – diluted	136,657	123,958		130,644	

(1) We changed the title of what had been known as "Financial Service Fees" to "Account and Service Fees" to better reflect the nature of the revenues included within the line item description. Additionally, we reclassified certain components of revenue previously included within Other Revenues into Account and Service Fees. The most significant elements of revenue subject to this reclassification include mutual fund and annuity service fees and correspondent clearing.

(2) Includes certain incremental financing fees, legal expenses, severance expenses, integration expenses and other one-time costs arising from our April 2, 2012 acquisition and integration of Morgan Keegan.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Nine Months Ended		
	June 30, 2012	June 30, 2011	% Change
Revenues:			
Securities commissions and fees	$ 1,803,041	$ 1,649,186	9 %
Investment banking	169,556	186,618	(9)%
Investment advisory fees	165,661	160,069	3 %
Interest	332,134	297,029	12 %
Account and service fees	231,947	211,928 [1]	9 %
Net trading profits	36,866	29,097	27 %
Other	65,227	31,362 [1]	108 %
Total revenues	2,804,432	2,565,289	9 %
Interest expense	63,510	49,016	30 %
Net revenues	2,740,922	2,516,273	9 %
Non-interest expenses:			
Compensation, commissions and benefits	1,874,563	1,707,197	10 %
Communications and information processing	136,590	103,681	32 %
Occupancy and equipment costs	94,255	80,142	18 %
Clearance and floor brokerage	27,549	29,641	(7)%
Business development	88,319	71,565	23 %
Investment sub-advisory fees	21,470	22,474	(4)%
Bank loan loss provision	21,925	28,232	(22)%
Acquisition related expenses	40,559 [2]	—	NM
Loss provision for auction rate securities	—	45,000	NM
Other	85,151	96,278	(12)%
Total non-interest expenses	2,390,381	2,184,210	9 %
Income including noncontrolling interests and before provision for income taxes	350,541	332,063	6 %
Provision for income taxes	134,674	125,992	7 %
Net income including noncontrolling interests	215,867	206,071	5 %
Net income (loss) attributable to noncontrolling interests	3,323	(3,355)	199 %
Net income attributable to Raymond James Financial, Inc.	$ 212,544	$ 209,426	1 %
Net income per common share – basic	$ 1.61	$ 1.66	(3)%
Net income per common share – diluted	$ 1.60	$ 1.65	(3)%
Weighted-average common shares outstanding – basic	129,206	122,200	
Weighted-average common and common equivalent shares outstanding – diluted	130,187	122,689	

(1) We changed the title of what had been known as "Financial Service Fees" to "Account and Service Fees" to better reflect the nature of the revenues included within the line item description. Additionally, we reclassified certain components of revenue previously included within Other Revenues into Account and Service Fees. The most significant elements of revenue subject to this reclassification include mutual fund and annuity service fees and correspondent clearing.

(2) Includes certain incremental financing fees, legal expenses, severance expenses, integration expenses and other one-time costs arising from our April 2, 2012 acquisition and integration of Morgan Keegan.

Reconciliation of the GAAP results to the non-GAAP measures:

The company believes that the non-GAAP measures provide useful information by excluding those items that may not be indicative of the company's core operating results and that the GAAP and the non-GAAP measures should be considered together.

With respect to the Morgan Keegan acquisition, the non-GAAP adjustments include: (1) the incremental interest expense the company incurred on financings it executed in anticipation of the closing of the transaction. The adjustment is the interest from the date of issuance of the debt up to the April 2, 2012 closing date of the Morgan Keegan acquisition, (2) the one-time acquisition and integration costs incurred in the Morgan Keegan transaction which are non-recurring expenses, and (3) the impact of additional common shares issued in anticipation of the closing date. The share adjustment is computed as the impact of the new shares issued from the date of their issuance until the closing date of the acquisition, on the weighted average common shares outstanding utilized in the computation of basic and diluted earnings per share.

A non-GAAP adjustment to the June 30, 2011 prior year quarter and year to date was made for the non-recurring loss arising from the June 2011 settlement of the auction rate securities matter.

The following table provides a reconciliation of the GAAP basis to the non-GAAP measures:

	Three Months Ended			Nine Months Ended	
	June 30, 2012	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2011
	(in thousands, except per share amounts)				
Net income attributable to RJF, Inc. - GAAP basis	$ 76,350	$ 46,786	$ 68,869	$ 212,544	$ 209,426
Non-GAAP adjustments :					
Interest expense [1]	—	—	1,738	1,738	—
Acquisition related expenses [2]	20,955	—	19,604	40,559	—
Loss provision for auction rate securities [3]	—	45,000	$ —	—	45,000
Sub-total pre-tax non-GAAP adjustments	20,955	45,000	21,342	42,297	45,000
Tax effect of non-GAAP adjustments [4]	(8,133)	(16,902)	(8,270)	(16,403)	(16,902)
Net income attributable to RJF, Inc. - Non-GAAP basis	$ 89,172	$ 74,884	$ 81,941	$ 238,438	$ 237,524
Non-GAAP adjustments to common shares outstanding:					
Effect of February 2012 share issuance on weighted average common shares outstanding [5]	—	—	(5,538)	(1,866)	—
Non-GAAP earnings per common share:					
Non-GAAP basic	$ 0.65	$ 0.59	$ 0.65	$ 1.83	$ 1.88
Non-GAAP diluted	$ 0.64	$ 0.59	$ 0.64	$ 1.82	$ 1.87

(1)   The non-GAAP adjustment adds back to pre-tax income the incremental interest expense incurred during the March 31, 2012 quarter on debt financings that occurred in March, 2012, prior to and in anticipation of, the closing of the Morgan Keegan acquisition.

(2)   The non-GAAP adjustment adds back to pre-tax income the one-time acquisition and integration expenses associated with the Morgan Keegan acquisition that were incurred during each respective period.

(3)   The non-GAAP adjustment adds back to pre-tax income the loss provision for auction rate securities incurred during the June 30, 2011 quarter.

(4)   The non-GAAP adjustment reduces net income for the income tax effect of all the pre-tax non-GAAP adjustments, utilizing the effective tax rate applicable to each respective period.

(5)   The non-GAAP adjustment to the weighted average common shares outstanding in the basic and diluted non-GAAP earnings per share computation reduces the actual shares outstanding for the effect of the 11,075,000 common shares issued by RJF in February 2012 as a component of our financing of the Morgan Keegan acquisition.

RAYMOND JAMES® *Bank*

$ in thousands UNAUDITED	Three months ended				
	June 30, 2012	June 30, 2011	% Change	March 31, 2012	% Change
Net Interest Income	$ 84,571	$ 65,104	30 %	$ 78,238	8 %
Net Revenues[1]	$ 87,856	$ 65,026	35 %	$ 80,793	9 %
Loan Loss Provision Expense	$ 9,315	$ 8,363	11 %	$ 5,154	81 %
Pre-tax Income	$ 59,801	$ 42,093	42 %	$ 57,313	4 %
Net Charge-offs	$ 4,798	$ 8,678	(45)%	$ 8,052	(40)%
Net Interest Margin (% Earning Assets)	3.69%	3.49%	6 %	3.55%	4 %
Adjusted Net Interest Margin[3]	—	—	—	3.76%	NM
Net Interest Spread (Interest-Earning Assets Yield - Cost of Funds)	3.68%	3.47%	6 %	3.54%	4 %
Adjusted Net Interest Spread[3]	—	—	—	3.75%	NM

	Nine Months Ended		
	June 30, 2012	June 30, 2011	% Change
Net Interest Income	$ 235,538	$ 206,243 [2]	14 %
Net Revenues[1]	$ 243,701	$ 204,144 [2]	19 %
Loan Loss Provision Expense	$ 21,925	$ 28,232 [2]	(22)%
Pre-tax Income	$ 170,117	$ 130,813 [2]	30 %
Net Charge-offs	$ 18,547	$ 29,516	(37)%
Net Interest Margin (% Earning Assets)	3.49%	3.63% [2]	(4)%
Adjusted Net Interest Margin[3]	3.73%	—	NM
Net Interest Spread (Interest-Earning Assets Yield - Cost Of Funds)	3.47%	3.60% [2]	(4)%
Adjusted Net Interest Spread[3]	3.71%	—	NM

RJ BANK BALANCE SHEET DATA:	As of June 30, 2012	As of September 30, 2011
Total Assets[4]	$ 9,383,687	$ 8,993,127
Total Loans, Net	$ 7,838,574	$ 6,547,914
Total Deposits[4]	$ 8,277,658	$ 7,990,474
Available for Sale (AFS) Securities, at Fair Value	$ 511,191	$ 324,607
Net Unrealized Loss on AFS Securities, Before Tax	$ (33,621)	$ (46,469)
Total Capital (to Risk-Weighted Assets)	12.7% [5]	13.7%
Tier I Capital (to Adjusted Assets)	10.9% [5]	10.3%
Commercial Real Estate (CRE) and CRE Construction Loans [6]	$ 980,673	$ 771,976
Commercial and Industrial Loans[6]	$ 5,253,411	$ 4,191,422
Residential Mortgage/Consumer Loans[6]	$ 1,810,813	$ 1,766,188

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RAYMOND JAMES® Bank

$ in thousands   UNAUDITED

MANAGEMENT DATA:		As of June 30, 2012		As of June 30, 2011		As of March 31, 2012		As of December 31, 2011
Allowance for Loan Losses	$	149,084	$	145,800	$	144,678	$	147,503
Allowance for Loan Losses (as % of Loans)		1.87%		2.28%		1.91%		2.06%
Nonperforming Loans[7]	$	99,896	$	140,061	$	102,812	$	111,523
Other Real Estate Owned	$	9,057	$	18,821	$	13,983	$	12,289
Total Nonperforming Assets[8]	$	108,953	$	158,882	$	116,795	$	123,812
Nonperforming Assets (as % of Total Assets)		1.16%		2.01%		1.30%		1.41%
Total Criticized Loans[9]	$	506,086	$	458,512	$	430,772	$	488,851
1-4 Family Residential Mortgage Loans over 30 days past due (as a % Residential Loans)		3.90%		4.59%		4.55%		4.40%

(1) Net Revenues equal gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.
(2) Net Revenues, Net Interest Income and Pre-tax Income were positively impacted by a $6.4 million correction recorded in the December 31, 2010 quarter of an accumulated interest income understatement in prior periods related to purchased residential mortgage loan pools. This adjustment increased both Net Interest Margin and Net Interest Spread by 0.08% for the nine months ended June 30, 2011.
(3) Excludes the impact of excess RJBDP deposits held during the quarter. These deposits arise from higher cash balances in firm client accounts due to the market volatility, thus exceeding the RJBDP capacity at outside financial institutions in the program. These deposits were invested in short term liquid investments producing very little interest rate spread.
(4) Includes the impact of affiliate deposits.
(5) Estimated for the current quarter.
(6) Outstanding loan balances are shown gross of unearned income and deferred expenses and include any held for sale loans in the respective loan category.
(7) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.
(8) Includes Nonperforming Loans and Other Real Estate Owned.
(9) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.

Asset Quality

During the quarter, the Allowance for Loan Losses (ALL) as a percentage of total loans decreased from 1.91% to 1.87%, as loan growth offset the increase in reserves. Total net loan charge-offs for the current quarter decreased to $4.8 million, compared to the prior quarter's $8.1 million. Charge-offs improved in both the corporate and residential loan portfolios compared to the prior quarter. Residential loan charge-offs have been positively impacted by a recent decline in new delinquencies and stabilizing home prices. Loan loss provision expense for the current quarter increased to $9.3 million, compared to the previous quarter's provision expense of $5.2 million. Increased provision expense was driven by loan growth as well as approximately $4 million associated with corporate loan downgrades resulting from the annual Shared National Credit exam. The percentage of over 30 day past-due residential mortgage loans decreased during the current quarter, with delinquencies falling to 3.90% from 4.55% in the prior quarter. Other real estate owned (OREO) declined by $4.9 million during the quarter. The declines in residential mortgage loan delinquencies and OREO were driven by short sales and sales of foreclosed properties, respectively. Total nonperforming loans decreased by $2.9 million during the current quarter compared to the prior quarter's decrease of $8.7 million.

Credit Risk Concentrations:

		As of June 30, 2012		As of September 30, 2011
1-4 Family Mortgage	2.9% CA [1]		3.3% CA [1]	
Geographic Concentration	2.8% FL		2.6% FL	
(top 5 states, dollars	1.6% NY		1.9% NY	
outstanding as a	0.9% NJ		1.1% NJ	
percent of Total Assets)	0.8% VA		0.9% VA	
Corporate Loan Industry	3.8%	Business Systems and Services	4.2%	Telecommunications
Concentration (top 5	3.6%	Media	3.4%	Consumer products and services
industries, dollars	3.1%	Pharmaceuticals	2.9%	Media
Outstanding as a percent	2.9%	Telecommunications	2.9%	Pharmaceuticals
of total assets)	2.9%	Hospitals	2.6%	Healthcare providers (non-hospital)

(1) This concentration ratio for the state of CA excludes 1.9% at both June 30, 2012 and September 30, 2011 for purchased loans that have full repurchase recourse for any delinquent loans.